
07003161

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Descap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza - 42nd Floor
(No. and Street)

New York (City) New York (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Fine, President (212) 546-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place (Address) Great Neck (City) New York (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Descap Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on the internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESCAP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

DESCAP SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
DECEMBER 31, 2006

INDEX	**PAGE**



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder
Descap Securities, Inc.

We have audited the accompanying statement of financial condition of Descap Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Descap Securities, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 9, 2007
Great Neck, New York

DESCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents	$ 2,002,252
Marketable Securities Inventory, at Market Value	88,005,107
Investments in Non-Readily Marketable Securities, at Estimated Fair Value	240,670
Deferred Income Taxes	518,345
Deposits with Clearing Houses	225,000
Interest Receivable	570,826
Due from Affiliate	768,304
Loan Receivable	200,000
Prepaid Expenses and Other Assets	267,748
Due from Parent	1,638,459
	$ 94,436,711

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Securities Sold, Not Yet Purchased, at Market Value	$ 36,131,106
Due to Clearing Houses	43,806,919
Accounts Payable and Accrued Expenses (Note 2)	4,424,679
	84,362,704
Commitments (Notes 3, 4, 6, 7, 8, 9, 10 and 11)	
Shareholder's Equity:	
Common Stock , Class A, $.001 par value; 500,000 shares authorized, 175,500 issued and outstanding	176
Common Stock, Class B, $.001 par value; 500,000 shares authorized, 5,800 issues and outstanding	5
Paid-in Capital	4,607,231
Retained Earnings	5,466,595
	10,074,007
	$ 94,436,711

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues, Profits and Losses:	
Trading profits	$18,168,219
Interest income	4,800,552
Commissions	166,924
Other	33,330
Total Revenues	23,169,025
Less: Direct expenses	
Interest expense	4,495,815
Other	14,438
	4,510,253
Net Revenues	18,658,772
Expenses:	
Compensation, payroll taxes and benefits	15,278,156
Management fee - Parent (Note 7)	500,000
Wire quote services	1,227,635
Clearing charges	358,021
Rent and occupancy costs	535,284
Travel and entertainment	147,429
Professional fees	656,122
Equipment rental	170,843
Telephone	77,197
Office	37,415
Regulatory fees	53,678
Local transportation	32,637
Advertising	19,961
Data processing	29,975
Insurance	12,468
Repairs and maintenance	9,927
Miscellaneous	23,205
	19,169,953
Loss From Operations	(511,181)
Other Expense:	
Interest and other financing costs - Parent	1,099,077
Loss Before Benefit from Income Taxes	(1,610,258)
Benefit From Income Taxes (Note 5)	442,772
Net Loss	$(1,167,486)

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Class A .001 Par Value		Common Stock Class B .001 Par Value				
	Shares	Amount	Shares	Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance, January 1, 2006	175,500	$176	5,800	$5	$4,107,231	$6,634,081	$10,741,493
Net Loss	-	-	-	-	-	(1,167,486)	(1,167,486)
Capital Contribution (See Note 7)	-	-	-	-	500,000	-	500,000
Balance, December 31, 2006	175,500	$176	5,800	$5	$4,607,231	$5,466,595	$10,074,007

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net Loss	$(1,167,486)
Adjustments to reconcile net income to cash:	
Deferred income taxes	(218,365)
Other adjustments	7,179
Changes in assets and liabilities:	
Increase in marketable securities inventory, at market value	(9,438,469)
Increase in interest receivable	(117,240)
Decrease in prepaid expenses and other assets	57,360
Decrease in due to clearing house	(2,152,078)
Increase in accounts payable and accrued liabilities	2,889,765
Increase in securities sold, not yet purchased, at market value	12,124,517
Net Cash Provided By Operating Activities	1,985,183
Cash Flows From Financing Activities:	
Decrease in due from Parent	364,647
Increase in due from affiliate	(841,764)
Net Cash Used By Financing Activities	(477,117)
Net Increase in Cash	1,508,066
Cash, beginning of year	494,186
Cash, end of year	$ 2, 002,252
Supplemental Disclosure of Cash Flows Information	
Cash Paid During the Period For:	
Interest	$ 5,594,892
Non Cash Activities:	
Forgiveness of intercompany management fee to Parent to paid in capital (Note 7)	$ 500,000

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

Descap Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The Company , a subsidiary of First Albany Companies Inc., (the Parent) is a specialized broker-dealer and boutique investment banking firm specializing in secondary trading of mortgage and asset-backed securities as well as the primary issuance of debt financing .

On May 14, 2004, the Parent acquired 100% of the Company's outstanding shares for $25 million in cash (see Note 7) and 549,476 shares of the Parent's common stock, plus future consideration based on financial performance. As part of the acquisition, the Parent agreed to grant restricted stock awards for a total of 270,843 shares to certain Descap employees, which vest ratably over a three year period.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2006.

Securities Transactions

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial. Agent placement fees are recognized in the period earned.

Income Taxes

The Company's operations are included in the consolidated Federal tax return filed by the Parent. The calculation of the income tax provision is determined under a Company policy which provides that the Company's current and deferred taxes are calculated on a separate return basis. The income tax provision has been prepared as if the Company were a stand-alone entity and filed a separate Federal income tax return. Federal tax expenses are allocated to the Company with any corresponding payable or receivable included in due to the Parent. The Company files its own state and local tax returns.

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31, 2006:

Compensation and payroll taxes	$3,890,654
Interest payable	109,733
Pension and profit sharing plan (Note 3)	112,316
Professional fees	84,003
Other	227,973
	$4,424,679

Note 3 - Benefit Plans

Effective 2006, the company's profit sharing plan was integrated into the Parent's plan. The Parent maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401 (k) Plan), which permits eligible employees to defer a percentage of their compensation. Contributions to eligible participants may be made at the discretion of the Board of Directors of the Parent and were $6,313 in 2006.

The Parent has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Costs are amortized over the vesting period and were $494,976 in 2006.

Note 4 - Leases

The Company has an operating lease for its office space in New York City, which expires in June 2009. The lease requires minimum annual rentals and escalations for increases in real estate taxes. Future minimum annual rentals under this lease is approximately as follows:

Year Ending December 31,	Amount
2007	$ 440,000
2008	450,000
2009	222,000
	$ 1,112,000

Rent expense, including occupancy costs, for the year ended December 31, 2006 was $535,283.

In October 2006, the Company moved to 1 Penn Plaza as the Parent consolidated the offices at 444 Madison Avenue with their offices at 1 Penn Plaza in New York City. The Parent has agreed to have the lease legally assigned to them. The legal transfer of this obligation is expected to be finalized in 2007.

Note 5 - Benefit From Income Taxes

The benefit from income taxes consists of:

	Current	Deferred	Total
Federal	$ 115,318	$112,213	$ 227,531
New York State and other states	38,911	37,864	76,775
New York City	70,178	68,288	138,466
	$ 224,407	$218,365	$ 442,772

Note 5 - Benefit From Income Taxes (continued)

Deferred taxes are comprised of the following at December 31, 2006.

Deferred tax assets:	
Restricted stock compensation (see Note 6)	$ 238,300
Recruiting expense	219,100
Deferred compensation	50,800
Other	10,145
Gross deferred tax assets	518,345
Valuation allowance	-
Net deferred tax asset	$ 518,345

The income tax provision has been prepared under a Company policy that provides that the Company's current and deferred taxes are calculated on a separate return basis. This method requires that the need for a valuation allowance is determined on a stand-alone basis, without consideration being given to the Parent's income or loss.

As of December 31, 2006, the Company had net operating loss carryforwards utilized or to be utilized by the Parent in the consolidated income tax returns that could have been used to offset future taxable income of the Company if not utilized by the Parent. These net operating losses would expire between 2019 and 2021, if not utilized by the Parent.

Note 6 - Restricted Stock

In connection with the sale of the Company's stock to First Albany Companies, Inc., the Parent issued 270,843 shares of its restricted stock to the former stockholders of the Company. The shares vest ratably in three equal annual installments beginning one year from the date of the grant. During the vesting period, the participants have voting rights and receive dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Granted but unvested shares are forfeited upon termination of employment, unless certain retirement criteria are met.

The fair value of the restricted shares on the date of the grant is amortized ratably over the vesting period and the Company reimburses the Parent for such expense. Compensation expense of $832,639 was recognized for the restricted stock for the year ended December 31, 2006.

Note 7 - Related Party Transactions

The Parent charges the Company for interest and other financing costs for the loan taken out by the Parent for the purchase of the Company's stock in 2004 (see Note 1). The Parent also charges the Company management fees and rent for use of property and equipment. All intercompany debt is non-interest bearing.

Note 7 - Related Party Transactions (continued)

Balances and transactions with the Parent and affiliates are as follows:

Due from Parent - Income Tax Receivable	$ 1,349,708
Due from Parent - Other	$ 288,751
Due from Affiliate	$ 768,304
Interest Income	$ 1,705
Interest and Other Financing Expenses - Parent	$ 1,099,077
Management Fees	$ 500,000
Equipment Rental	$ 158,411

In April 2006, the Parent contributed $500,000 to additional paid-in capital by forgiving the intercompany management fee.

Note 8 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 9 - Clearing Broker

In addition, the Company has a minimum $1,000,000 net capital requirement with its clearing broker as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement), the agreement will be terminated.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2006, the Company had net capital of $2,069,810, which was $1,774,831 in excess of its required net capital of $294,979. The Company's ratio of Aggregate Indebtedness to Net Capital was 2.14 to 1.

Note 11 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, except as indicated in the following paragraph, will not have a material impact on the financial position, results of operations, or liquidity of the Company.

Note 11 - Contingencies (continued)

The Company acted as the seller in a series of purchases by a large institutional customer of collateralized mortgage securities (the "Bonds") from April through June 2006. In these transactions, the Company acted as "riskless principal," insofar as it purchased the Bonds from a third party and immediately resold them to the customer. The customer who purchased the Bonds has claimed that the Company misled the customer through misrepresentations and omissions concerning certain fundamental elements of the Bonds and that the customer would not have purchased the Bonds had it not been misled by the Company. By letter of September 14, 2006, the customer has claimed that the Company and the Parent are liable to the customer for damages in an amount in excess of $21 million and has threatened litigation if the dispute is not resolved. The Company and the Parent have denied that the Company is responsible for the customer's damages and intend to defend vigorously any litigation that the customer may commence. The Company and the Parent are in discussions with the customer in an attempt to resolve the dispute. The outcome of this dispute is highly uncertain, however, and an unfavorable resolution could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has in place 36 month employment contracts with the three former majority shareholders. In aggregate, the contracts call for "Annual Base Salaries" of $850,000. and "Annual Bonuses" of $1,650,000 paid quarterly. The contracts expire in May, 2007.

Per the acquisition agreement with the Parent, the former shareholders of the Company can receive future contingent consideration based on the following: For each of the next three years ending June 1, 2007, if the Company's Pre-Tax Net Income (exclusive of certain intercompany charges, as defined) (i) is greater than $10 million, the Parent shall pay to the Company's former shareholders an aggregate amount equal to fifty percent (50%) of the Company's Pre-Tax Net Income for such period, or (ii) is equal to or less than $10 million, the Parent shall pay them an aggregate amount equal to forty percent (40%) of Descap's Pre-Tax Net Income for such period.

Note 12 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors and Shareholder
Descap Securities, Inc.

We have audited the accompanying financial statements of Descap Securities, Inc. for the year ended December 31, 2006 and have issued our report thereon dated February 9, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

February 9, 2007
Great Neck, New York

DESCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Schedule I

Net Capital:	
Total shareholder's equity per statement of financial condition	$10,074,007
Deductions - nonallowable assets:	
Receivables from Parent and affiliate	1,057,055
Other assets	2,576,471
Other deductions	242,384
Total nonallowable assets	3,875,910
Haircuts on trading securities	4,128,287
Total Net Capital (Note 10)	$ 2,069,810
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 4,424,679
Total Aggregate Indebtedness	$ 4,424,679
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $4,424,679)	$ 294,979
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 294,979
Excess net capital (Note 10)	$ 1,774,831
Ratio of aggregate indebtedness to net capital (Note 10)	2.14 to 1

The reconciliation of net capital as reported in the Company's December 31, 2006 Part III (audited) FOCUS Report has not been included in these financial statements as such amount is immaterial.



KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
Descap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Descap Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Descap Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 9, 2007
Great Neck, New York

END